William J. Tuttle To Call Writer Directly: +1 202 389 3350 william.tuttle@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

October 16, 2023

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kimberly Browning

Re:	Gladstone Investment Corporation

Preliminary Proxy Statement on Schedule 14A

Dear Ladies and Gentlemen:

On behalf of Gladstone Investment Corporation, a Delaware corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding (1) the Company’s Preliminary Proxy Statement on Schedule 14A, filed on August 31, 2023 (File No. 814-00237 and Accession No. 0001193125-23-226374), (2) the Company’s response letter filed on September 20, 2023 (Accession No. 0001193125-23-238530) and (3) the Company’s response letter filed on October 10, 2023 (Accession No. 0001193125-23-253147) (the “Prior Letter”) in a telephone call on October 12, 2023 between Kimberly Browning of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Company. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Company’s response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Preliminary Proxy Statement.

1. The Staff notes your response to Comment #2 of the Prior Letter. Please reconfirm that the proxy statement relating to a similar proposal filed by Gladstone Capital Corporation (“GLAD”) is and will be materially the same as the Company’s proxy statement, except for (1) the names of the registrants, (2) matters related to the respective dates and states of incorporation, (3) matters related to the dates of the respective annual stockholder meetings, (4) directors and officers, (5) fee waivers granted by the Adviser to the Company, (6) the terms and rates of the fees payable under the applicable investment advisory agreements, (7) the applicable loan servicing arrangements of the Company and GLAD and (8) beneficial ownership of shares.

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United States Securities and Exchange Commission

October 16, 2023

Response: The Company reconfirms that the Company’s proxy statement and that of GLAD is and will be materially the same except for the items noted above. Based on an expected record date of October 17, 2023, GLAD does not expect to have any shares of its Series A Cumulative Redeemable Preferred Stock outstanding.

2. Please disclose in the proxy statement what would happen if the Voting Trust Agreement is not signed.

Response: As requested, the Company will revise the disclosure in the proxy statement to describe what would happen if the Voting Trust Agreement is not signed.

3. Please revise the proxy statement to add specificity regarding what is intended with respect to entering into the Voting Trust Agreement “shortly after approval of the New Investment Advisory Agreement.”

Response: As requested, the Company will revise the disclosure in the proxy statement to add specificity with respect to what is intended with respect to timing of entry into the Voting Trust Agreement.

4. The Staff notes your response to Comment #3 of the Prior Letter that the Company and the Adviser strongly disagree with any assertion that the appropriate course of action for succession planning would be to enter into a temporary investment advisory agreement in reliance on Rule 15a-4 under the 1940 Act at the time of Mr. Gladstone’s death and only then solicit stockholder approval of a new investment advisory agreement. The Staff notes that this does not represent an assertion by the Staff.

Response: The Company acknowledges the Staff’s comment.

5. The Staff notes your response to Comment #3 of the Prior Letter regarding how the facts and circumstances of the Garrison Capital example are applicable in this instance and believes that your analysis is insufficient.

Response: The Company acknowledges the Staff’s comment. However, the Company and its counsel have been unable to identify any further information regarding the facts and circumstances surrounding Garrison Capital in the public domain.

United States Securities and Exchange Commission

October 16, 2023

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If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle
William J. Tuttle

cc:	David Gladstone, Gladstone Investment Corporation

Michael LiCalsi, Gladstone Investment Corporation

Rachael Easton, Gladstone Investment Corporation

Erin M. Lett, Kirkland & Ellis LLP